SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                              (Amendment No. 6)

                          CARDINAL COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   91732M105
                                   -----------
                                 (CUSIP NUMBER)

                              Debra A. Conroy, Esq.
                            Fairfield and Woods, P.C.
                              1700 Lincoln Street
                                   Suite 2400
                              Denver, Colorado 80203
                                 (303) 830-2400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 30, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
| |.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 91732M105                  13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edwin Lee Buckmaster
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     181,995,973
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            181,995,973
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      181,995,973
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D


Item 1.

Common shares of Cardinal Communications, Inc., a Nevada corporation 390 Interlocken Crescent, Suite 900
Broomfield, CO  80021


Item 2.

(a) Edwin Lee Buckmaster
(b) 5632 E. Libbey, Scottsdale, AZ  85252
(c) Retired
(d) None
(e) None
(f) United States

Item 3.

Purchases were made with cash on hand.


Item 4.

Mr. Buckmaster acquired the common shares for investment purposes. Mr. Buckmaster may, from time to time, make additional purchases of securities of Cardinal either in the open market or in private transactions, or may take other actions depending on his evaluation of Cardinal's business, prospects and financial condition. Depending on such factors, Mr. Buckmaster may also decide to hold or dispose of all or part of his investment.
Mr. Buckmaster may also decide to participate in debt financing by Cardinal. Except as provided herein, Mr. Buckmaster has no present plan or proposal that relates to or would result in any of the events, actions or conditions specified in paragraphs
(a) through (j) of Item 4, Schedule 13D.

Item 5.

(a) Mr. Buckmaster may be deemed to be the beneficial owner of 181,995,973 shares of Cardinal's common stock, which represents 37.03% based on 413,413,174 shares of common stock outstanding as of March 2006 as represented in Cardinal's Quarterly Report Form 10-Q, filed on April 17, 2006 and added thereto for purposes of calculating such percentage the shares of common stock held by Mr. Buckmaster on an as converted basis.
Mr. Buckmaster's ownership of 181,995,973 common shares is based on ownership of 138,872,345 common shares, a convertible loan which is exercisable into 41,904,762 shares of common stock, a warrant which is convertible into 266,666 shares of common stock and 9,522 shares of Series B convertible preferred stock
(each share is convertible into 100 shares of common stock). The exercisability of the warrant and the Series B convertible preferred stock are described in Item 6.

(b) 181,995,973
(c) On the dates set forth below, Mr. Buckmaster purchased the following shares of common stock on the open market through Wedbush Morgan Securities:

6/9/2006 250,000 shares at 0.011 per share
6/13/2006 664,291 shares at 0.011 per share
6/14/2006 1,500,000 shares at 0.011 per share
6/21/2006 1,213,500 shares at 0.0071 per share
6/27/2006 500,000 shares at 0.007 per share
6/28/2006 512,270 shares at 0.007 per share
6/29/2006 178,985 shares at 0.007 per share

(d) None
(e) N/A

Item 6.

Convertible Loan Agreement: Pursuant to that certain
Convertible Loan Agreement, by and between Thunderbird
Management Limited Partnership, as lender ("Thunderbird"), and Cardinal, as borrower, dated March 24, 2006 (the
"Convertible Loan"), Thunderbird loaned a total sum of $2,500,000
(the "Loan")to Cardinal in consideration for the right to convert the principal amount of the Loan into share of Cardinal's common stock as follows:

(a) Thunderbird may convert up to 25% of the Loan at $0.025;
(b) Thunderbird may convert up to 25% of the Loan at $0.075;
(c) Thunderbird may convert up to 25% of the Loan at $0.125;
(d) Thunderbird may convert up to 25% of the Loan at $0.175.

Warrant: Pursuant to that certain Warrant to Purchase Common Stock, by and between Mr. Buckmaster, as buyer, and Cardinal, as seller,dated as of October 28, 2004, the "Warrant"), Cardinal sold to Mr. Buckmaster warrants to purchase up to 266,666 shares of common stock of Cardinal at a convertible price of $0.10 per share with an expiration date of October 28, 2006. The Warrant may be exercised in whole or in part at any time prior to the expiration date.
A form of the Warrant is attached as Exhibit A.

Series B Convertible Preferred Stock: Each share of Series B Convertible Preferred Stock
("Series B") is convertible, at the option of the holder, into fully paid and non-assessable shares of common stock at any time in the holder's discretion. In the event that 60% or greater of all of Cardinal's Series B issued as of a particular date are proposed to be converted to, or have been converted to, common stock, then all of the remaining issued and outstanding Series
B shall be automatically converted into common stock.


Item 7.

The Warrant is attached as Exhibit A.
The Company has previously filed the Certificate of Designations pertaining to the Series B with the SEC.




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

Signature

Name/Title

August 15, 2006                      /s/ EDWIN LEE BUCKMASTER